MEMBERS Life Insurance Company

Jennifer Kraus-Florin
Office of General Counsel
Phone:	608.665.7415
Fax:	608.236.6588
E-mail:	Jennifer.kraus@cunamutual.com

November 17, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MEMBERS Life Insurance Company
CUNA Mutual Group Zone Income Annuity
Post-Effective Amendment No. 5 to
Registration Statement on Form S-1 File No. 333-250061

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) Post-Effective Amendment No. 5 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain Single Premium Deferred Modified Guaranteed Index Annuity Contracts (the “Contracts”). The Amendment is being filed solely to provide a new rate sheet with respect to Guaranteed Lifetime Withdrawal Benefits. The Amendment incorporates changes made in response to verbal comments received by the Staff on October 28, 2022 and November 2, 2022, and includes information necessary to complete the registration statement, such as financial statements.

The Company relies on the permission granted under Regulation S-X §3-13 by the Securities and Exchange Commission (the “Commission”) in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

The Company represents that the Amendment is substantially similar to the post-effective amendment to the registration statement for the Contracts previously filed on Form S-1 with the Commission on May 11, 2022 (Accession No. 0001753926-22-000684) and declared effective by the Commission staff on May 13, 2022 (the “Prior Registration Statement”).  Because the Prior Registration Statement was filed in short-form, as permitted by the Staff, the Amendment includes revisions to incorporate the content of the Prior Registration Statement into the full prospectus.  The Company notes that there have been no other changes to the terms of the Contracts or any material changes to the disclosure in the Prior Registration Statement; moreover, pursuant to ADI Release 2018-05, the Amendment would qualify for filing as a rate sheet supplement under Rule 497 of the 1933 Act if the Company was eligible to register the Contracts on Form N-4 instead of Form S-1. Therefore, the Company respectfully requests that the staff of the Commission afford the Amendment selective review treatment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

U.S. Securities and Exchange Commission

November 17, 2022

Requests for acceleration of the effective date of the Registration Statement from the Company and principal underwriter of the Contracts accompany this filing and request an effective date of December 1, 2022, or as soon thereafter as reasonably practicable. If you have any questions regarding the Amendment, please contact the undersigned at 608-665-7415 or Britney Schnathorst at 608-665-4184.

Sincerely,

/s/Jennifer Kraus-Florin

Jennifer Kraus-Florin

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset